SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC  (Offeror)
Joseph R. Wright  (Offeror)
Cowen Investments LLC  (Offeror)

The Chart Group, L.P. (Other)

RCG LV Pearl LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,247,690	$261.18

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,492,300 Warrants to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.30 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $116.20 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $261.18	Filing Party: Chart Acquisition Group LLC, Joseph R. Wright, Cowen Investments LLC, The Chart Group, L.P. and RCG LV Pearl LLC

Form or Registration No.: Schedule TO-T	Date Filed: February 11, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Investments LLC (“Cowen” and, together with the Sponsor and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the Sponsor, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Filing Persons”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2015 (together with all amendment and supplements thereto, “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 1 to Schedule TO (“Amendment No. 1”), relates to the offer to purchase for cash up to 7,492,300 of the warrants of Chart Acquisition Corp. (the “Company”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $2,247,690. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated February 11, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Exchange Act. Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and supersedes any conflicting disclosure set forth in the Offer to Purchase, and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

As previously reported in a Current Report on Form 8-K filed with the SEC on September 5, 2014, Chart received a written notice on September 2, 2014 from the staff of the Listing Qualifications Department of the NASDAQ Stock Market indicating that Chart was not in compliance with Listing Rule 5550(a)(3), which requires Chart to maintain a minimum of 300 public holders for continued listing on NASDAQ, and that the NASDAQ Stock Market had determined to initiate procedures to delist Chart’s securities. Chart appealed such determination to a hearings panel (the “Panel”) and on October 23, 2014, the NASDAQ Stock Market advised Chart that the Panel had granted the request for continued listing subject to completing its business combination and achieving compliance with all NASDAQ initial listing requirements, including but not limited to the minimum shareholder requirements, by March 4, 2015.

On March 2, 2015, Chart received a letter from the NASDAQ Stock Market stating that the Panel had determined to delist Chart’s securities from NASDAQ, and would suspend trading in Chart’s securities effective at the open of business on March 5, 2015, due to Chart’s failure to demonstrate compliance with the minimum shareholder requirements. The NASDAQ Stock Market further indicated that it would complete the delisting action by filing a Form 25 Notification of Delisting with the SEC after all applicable appeal periods have lapsed. Chart intends to appeal the Panel’s delisting determination to the NASDAQ Listing and Hearing Review Council. Chart’s common stock, warrants and units began trading on the OTCQB market under the ticker symbols “CACG,” “CACGW” and “CACGU,” respectively, effective with the open of the market on March 5, 2015. The OTCQB market is generally limited to companies that are subject to, and current in, SEC reporting obligations.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2015

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN INVESTMENTS LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

RCG LV PEARL LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated February 11, 2015.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(2)	Amended and Restated Warrant Agreement, dated September 12, 2014, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(3)*	Form of Second Amended and Restated Warrant Agreement
(d)(4)	Form of Amended and Restated Letter Agreement, dated September 9, 2014, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(5)*	Form of Second Amended and Restated Letter Agreement.
(d)(6)	Amended and Restated Investment Management Trust Agreement, dated September 5, 2014, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 5, 2014).
(d)(7)*	Form of Second Amended and Restated Investment Management Trust Agreement
(d)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

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(d)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).
(d)(15)	Amended and Restated Escrow Agreement, dated September 12, 2014, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(16)*	Form of Second Amended and Restated Escrow Agreement.
(d)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(18)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(19)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(g)	Preliminary Proxy Statement of the Company (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Chart Acquisition Corp. on February 6, 2015).
(h)	Not applicable.

*Previously filed.

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